                                                                 EXHIBIT (e)(22)



                   SUPERIOR COURT OF THE STATE OF WASHINGTON

                                 COUNTY OF KING

                                   AT SEATTLE

                                             )
RUSSELL FINK, On Behalf of Himself and       )    Case No.
All Others Similarly Situated,               )    COMPLAINT BASED UPON BREACH
                              Plaintiff,     )    OF FIDUCIARY DUTY
                                             )
     vs.                                     )
                                             )
VIXEL CORPORATION, ROBERT Q.                 )
CORDELL II, JAMI K. NACHTSHEIM,              )
CHARLES A. HAGGERTY, ROBERT S.               )
MESSINA, JAMES M. McCLUNEY, PETER            )
J. PERRONE, TIMOTHY M. SPICER and            )
DOES 1-25, inclusive,                        )
                                             )
                              Defendants.    )
                                             )
---------------------------------------------





                                    Milberg Weiss Bershad Hynes & Lerach LLP
                               1001 Fourth Avenue, Suite 2550, Seattle, WA 98154
                                  Telephone: 206/839-0730 - Fax: 206/839-0728
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     Plaintiff, by his attorneys, alleges as follows:

                             SUMMARY OF THE ACTION

     1. This is a stockholder class action brought by plaintiff on behalf of the holders of Vixel Corporation ("Vixel" or the "Company") common stock against Vixel and its directors arising out of their attempts to provide certain Vixel insiders and directors with preferential treatment in connection with their efforts to complete the sale of Vixel to Emulex Corp. (the "Acquisition") and senior Vixel management who are jointly concealing the Company's third quarter 2003 ("Q3 2003") financial results.(1) This action seeks equitable relief only.

     2. In pursuing the unlawful plan to sell Vixel, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. In fact, the individual defendants spent substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Emulex Corp. ("Emulex") and senior Vixel management. In essence, the proposed Acquisition by Emulex and senior Vixel management is the product of a hopelessly flawed process that was designed to ensure the sale of Vixel to one buying group, and one buying group only, on terms preferential to Emulex and senior Vixel management and to subvert the interests of plaintiff and the other public stockholders of Vixel.

                             JURISDICTION AND VENUE

     3. This Court has jurisdiction over defendants because they conduct business in Washington and/or are citizens of Washington. This action is not removable.



----------------------------

(1)  The Company's Q3 2003 ended September 30, 2003.


COMPLAINT BASED UPON BREACH
OF FIDUCIARY DUTY - 1 OF 11

[Milberg Weiss Bershad Hynes & Lerach LLP Letterhead]

     4. Venue is proper in this Court because the conduct at issue took place and had an effect in this County. In addition, certain defendants reside in this County.

                                    PARTIES

     5. Plaintiff Russell Fink is, and at all times relevant hereto was, a shareholder of Vixel.

     6. Defendant Vixel is based in Washington. Vixel provides technologies and products for data storage solutions and storage networking applications. The Company's products utilize the Fibre Channel protocol, which is an American National Standards Institute ("ANSI") defined standard for the transfer of information between computers and storage devices and within storage devices. The Company's products consist of a variety of new embedded storage switch products, as well as its storage area networking ("SAN") products that connect computers to data storage devices in a network configuration.

     7. Defendant Robert Q. Cordell II ("Cordell") is a director of the Company.

     8. Defendant Jami K. Nachtscheim ("Nachtscheim") is a director of the Company.

     9. Defendant Charles A. Haggerty ("Haggerty") is a director of the
Company.

     10. Defendant Robert S. Messina ("Messina") is a director of the
Company.

     11. Defendant James M. McCluney ("McCluney") is the President, CEO and is a director of the Company.

     12. Defendant Peter J. Perrone ("Perrone") is the Series B Director of the Company.

     13. Defendant Timothy M. Spicer ("Spicer") is a director of the Company.

     14. The defendants named above in Paragraphs 7-13 are sometimes collectively referred to herein as the "Individual Defendants."

     15. The true names and capacities of defendants sued herein under Wash. CR 10(a)(2) as Does 1 through 25, inclusive, are presently unknown to plaintiff, who therefore sues these


COMPLAINT BASED UPON BREACH       Milberg Weiss Bershad Hynes & Lerach LLP
OF FIDUCIARY DUTY - 2 of 11   1001 Fourth Avenue, Suite 2550, Seattle, WA 98154
                                 Telephone: 206/839-0730 - Fax. 206/839-0728
defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein.

                          DEFENDANTS' FIDUCIARY DUTIES

     16. In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of Vixel, are obligated to refrain from:

          (a) participating in any transaction where the directors' or officers' loyalties are divided;

          (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

     17. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of Vixel, violated the fiduciary duties owed to plaintiff and the other public shareholders of Vixel, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

     18. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of Vixel, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

COMPLAINT BASED UPON BREACH       Milberg Weiss Bershad Hynes & Lerach LLP
OF FIDUCIARY DUTY - 3 of 11   1001 Fourth Avenue, Suite 2550, Seattle, WA 98154
                                 Telephone: 206/839-0730 - Fax: 206/839-0728

                            CLASS ACTION ALLEGATIONS

     19. Plaintiff brings this action on his own behalf and as a class action pursuant to Wash. C.R. 23 on behalf of all holders of Vixel stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

     20. This action is properly maintainable as a class action.

     21. The Class is so numerous that joinder of all members is impracticable. According to Vixel's Securities and Exchange Commission ("SEC") filings, there are more than 24 million shares of Vixel common stock outstanding.

     22. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

          (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

          (c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Vixel;

          (d) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;


COMPLAINT BASED UPON BREACH       Milberg Weiss Bershad Hynes & Lerach LLP
OF FIDUCIARY DUTY - 4 of 11   1001 Fourth Avenue, Suite 2550, Seattle, WA 98154
                                 Telephone: 206/839-0730 - Fax. 206/839-0728

          (e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

          (f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

     23. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

     24. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

     25. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

     26. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

     27. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                                THE ACQUISITION

     28. On September 30, 2003, the Company's Q3 2003 ended. Defendants knew that if they disclosed these results to the market prior to the acquisition announcement such disclosure would have a material impact on the price of the Company's shares causing Emulex to pay a higher


COMPLAINT BASED UPON BREACH       Milberg Weiss Bershad Hynes & Lerach LLP
OF FIDUCIARY DUTY - 5 of 11   1001 Fourth Avenue, Suite 2550, Seattle, WA 98154
                                 Telephone: 206/839-0730 - Fax: 206/839-0728
price. Thus, instead of disclosing the results, defendants concealed them in order to cap the price of the Company's shares with the acquisition announcement.

     29. On October 8, 2003, the Company issued a press release entitled "Emulex agrees to buy Vixel for about $310 mln cash." The release stated in part:

     Emulex Corp., a maker of adapters used in data storage, said on Wednesday it agreed to buy Vixel Corp. for about $310 million in cash, adding storage switching products and technologies.

          Costa Mesa, California-based Emulex said it will acquire Bothell, Washington-based Vixel for $10 per share in cash, representing a 17 percent premium to Vixel's closing stock price of $8.54 on Wednesday.

          The acquisition of Vixel, which is also a supplier of application-specific integrated circuits and subsystems for the storage networking market, gives Emulex Vixel's line of InSpeed embedded storage switching products.

          Paul Folino, chairman and chief executive of Emulex, said in a statement that those operations will complement Emulex's existing business model and its own technology used in storage networks.

          Vixel has about 115 employees, half of whom are engineers, and who will move to Emulex, company executives said on a conference call. Executives declined to comment on specific plans for remaining Vixel employees.

          Associated with the acquisition, Emulex expects to find about $1.8 million in expense savings.

          Emulex also affirmed guidance for its first quarter ending in September that it gave in August and September. It said then it expects revenue of $82 million to $85 million and net income of as much as 21 cents a share. Excluding items, it said, it expected earnings per share of as much as 23 cents.

          Emulex said it expects the acquisition to close in November, subject to regulatory approvals and certain other conditions.

          Emulex said the acquisition is structured as a cash tender offer for all of the shares of Vixel.

     30. Notably, Emulex disclosed its own projection in this release but Vixel's remained concealed.

     31. By reason of their positions with Vixel, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Vixel, and especially


                                   Milberg Weiss Bershad Hynes & Lerach LLP
COMPLAINT BASED UPON BREACH    1001 Fourth Avenue, Suite 2550, Seattle, WA 98154
OF FIDUCIARY DUTY - 6 of 11      Telephone: 206/839-0730 + Fax: 206/839-0728
the true value and expected increased future value of Vixel and its assets, which they have not disclosed to Vixel's public stockholders. Moreover, despite their duty to act reasonably and in the best interests of plaintiff and the Class, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Vixel's public shareholders.

     32. The proposed sale is wrongful, unfair and harmful to Vixel's public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of Emulex and senior Vixel management on unfair terms.

     33. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

     -    disclose the Company's Q3 2003 results;(2)

     - act independently so that the interests of Vixel's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee; and

     - adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Vixel's public stockholders.

                                CAUSE OF ACTION

                      CLAIM FOR BREACH OF FIDUCIARY DUTIES

     34.  Plaintiff repeats and realleges each allegation set forth herein.

------------------------
2    This quarter ended more than a week prior to the announcement of the
Acquisition.

COMPLAINT BASED UPON BREACH          Milberg Weiss Bershad Hynes & Lerach LLP
OF FIDUCIARY DUTY - 7 OF 11    1001 Fourth Avenue, Suite 2550, Seattle, WA 98154
                                   Telephone: 206/839-0730 - Fax: 206/839-0728

     35. The defendants have violated fiduciary duties of care, loyalty, candor and independence owned under Delaware law to the public shareholders of Vixel and have acted to put their personal interests ahead of the interests of Vixel's shareholders.

     36. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

     37. The Individual Defendants have violated their fiduciary duties by simultaneously seeking to acquire the Company without regard to the fairness of the transaction to Vixel's shareholders and simultaneously concealing the Company's Q3 2003 financial results. Defendant Vixel directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of Vixel stock.

     38. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Vixel because, among other reasons:

         (a) they failed to properly value Vixel; and

         (b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Acquisition.

     39. Because the Individual Defendants dominate and control the business and corporate affairs of Vixel, and are in possession of private corporate information concerning Vixel's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Vixel which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.



COMPLAINT BASED UPON BREACH       Milberg Weiss Bershad Hynes & Lerach LLP
OF FIDUCIARY DUTY - 8 of 11   1001 Fourth Avenue, Suite 2550, Seattle, WA 98154
                                  Telephone: 206/839-0730 Fax: 206/839-0728

     40. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

     41. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants' self dealing.

     42. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Vixel's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

     43. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties owed to the members of the Class.

     44. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to Vixel's minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

     45. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

COMPLAINT BASED UPON BREACH   Milberg Weiss Bershad Hynes & Lerach LLP
OF FIDUCIARY DUTY - 9 of 11   1001 Fourth Avenue, Suite 2550, Seattle, WA 98154
                              Telephone: 206/839-0730 * Fax: 206/839-0728

                               PRAYER FOR RELIEF

     WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

     A.   Declaring that this action is properly maintainable as a class action;

     B. Directing defendants to disclose the Company's Q3 2003 financial results;

     C. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

     D. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

     E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: October 9, 2003                       MILBERG WEISS BERSHAD
                                              HYNES & LERACH LLP
                                             LORI G. FELDMAN (WSBA 29096)
                                             TAMARA J. DRISCOLL (WSBA 29212)


                                             /s/ Tamara J. Driscoll
                                             -------------------------------
                                                    TAMARA J. DRISCOLL

                                             1001 Fourth Avenue, Suite 2550
                                             Seattle, WA 98154
                                             Telephone: 206/839-0730
                                             206/839-0728 (fax)




COMPLAINT BASED UPON BREACH        Milberg Weiss Bershad Hynes & Lerach LLP
OF FIDUCIARY DUTY - 10 of 11   1001 Fourth Avenue, Suite 2550, Seattle, WA 98154
                                  Telephone: 206/839-0730 * Fax: 206/839-0728

                                        MILBERG WEISS BERSHAD
                                         HYNES & LERACH LLP
                                        WILLIAM S. LERACH
                                        DARREN J. ROBBINS
                                        401 B Street, Suite 1700
                                        San Diego, CA 92101
                                        Telephone: 619/231-1058
                                        619/231-7423 (fax)

                                        ROBBINS UMEDA & FINK, LLP
                                        MARC M. UMEDA
                                        BRADLEY R. MATHEWS
                                        1010 Second Avenue, Suite 2360
                                        San Diego, CA 92101
                                        Telephone: 619/525-3990
                                        619/525-3991 (fax)

                                        Attorneys for Plaintiff





COMPLAINT BASED UPON BREACH          Milberg Weiss Bershad Hynes & Lerach LLP
OF FIDUCIARY DUTY - 11 OF 11   1001 Fourth Avenue, Suite 2550, Seattle, WA 98154
                                   Telephone: 206/839-0730 - Fax: 206/839-0728